Mail Stop 3-09

									February 22, 2005

Steven D. Rubin, Esq.
Senior Vice President
General Counsel and Secretary
IVAX Corporation
Miami, FL  33137

Re:	IVAX Corporation
	Registration Statement on Form S-3
	File Number 333-122753

Dear Mr. Rubin:

      This is to advise you that we have limited our review of the above referenced registration statement to your selling shareholder section and the issues identified below. We will make no further review of this filing.

Selling Shareholder, page 25
1. We note that approximately 78% of the selling security holders are currently unidentified. Registrants are generally required to name all selling security holders known at the time that a resale registration statement is filed and goes effective. Please file a pre-effective amendment to the registration statement that identifies all of the selling security holders and provides the information required by Item 507 of Regulation S-K, including the amount of securities owned by each selling security holder prior to the offering and the amount to be offered for the security holder`s account, as well as the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. In the alternative, you may describe unknown, unidentified selling security holders by class, e.g. former shareholders of a merged company, for an identified amount of securities registered for resale. You must then specifically identify the previously unidentified selling security holders that were described generally in the registration statement, along with the other information required by Item 507, by post-effective amendment as the selling security holders become known to the registrant.
2. We note that some of the selling security holders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the "plan of distribution" section and other sections of the prospectus as appropriate.
3. If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

* The selling security holder purchased in the ordinary course of business; and
* At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

      *	*	*

      Once you have cleared our comments, we will act upon any request for acceleration of the effective date of the Form S-3 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song P. Brandon at (202) 942-2831 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Alison W. Miller, Esq.
	Stearns Weaver Miller Weissler
	Alhadeff & Sitterson, P.A.
	150 West Flagler Street, Suite 2200
	Miami, FL  33130


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